NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan




SEC MAIL
RECEIVED
AUG 1 1 2003
PROCESSING
WASH., D.C.
188
SECTION

July 31, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1664.

Sincerely,



Hisashi Saito

Corporate Communications
NEC Electronics Corporation



BY Express Mail
Enclosure

Doc#: TK1: 47516_1

NEWS RELEASE

NEC

*** *For immediate release*

Press Contact:
Seiko Yabuuchi
NEC Electronics Corp.
+81-44-435-1664
press@necel.com

NEC Electronics Announces Combined Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2004

KAWASAKI, Japan, July 31, 2003 — NEC Electronics Corporation (TSE: 6723) today announced its combined financial results for the first quarter of the fiscal year ending March 31, 2004.

I. Overview: Combined Financial Results

	Three months ended June 30, 2003	(% of net sales)	Full fiscal year ended March 31, 2003	(% of net sales)
	Billions of yen		Billions of yen	
Net sales	JPY 169.7	(100.0)	JPY 725.0	(100.0)
Operating income	11.9	(7.0)	30.2	(4.2)
Income before income taxes	9.5	(5.6)	15.0	(2.1)
Net income	6.0	(3.6)	9.6	(1.3)
Net income per share of common stock:	Yen		Yen	
Basic:	60.44		96.22	
Diluted:	60.44		96.22	

	As of June 30, 2003	As of March 31, 2003
	Billions of yen	Billions of yen
Total assets	JPY 644.7	JPY 655.4
Shareholder's equity	247.6	238.9

(Notes)

1. The combined financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Financial information for the fiscal year ended March 31, 2003 is presented on a basis that reflects the historical combined financial statements of NEC Electronics assuming that NEC Electronics had existed as a stand-alone company for periods prior to the corporate separation.

2. Operating income is a measurement commonly used by many Japanese companies and is calculated as follows: net sales minus cost of sales minus selling, general and administrative expenses.

- more -

II. Combined Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2004 (Summary)

Name of Stock Exchange: Tokyo Stock Exchange (First section)
Code No: 6723
Company name: NEC Electronics Corporation (URL http://www.necel.co.jp/)
Representatives: Kaoru Tosaka, President
Junshi Yamaguchi, Vice President, Corporate Strategic Planning

1. Significant accounting policies in preparation of first-quarter operating results

1) U.S. GAAP applied: Yes
2) Changes in accounting methods recognized in the most-recent consolidated fiscal year: None
3) Changes in scope of consolidation and application of equity method: None

2. Performance in the first quarter of the fiscal year ending March 31, 2004

1) Results of operations

(Millions of yen)

	Net sales	Operating income	Income before income taxes	Net income
Three months ended June 30, 2003	169,723	11,944	9,518	6,044
Full fiscal year ended March 31, 2003	725,093	30,203	15,090	9,622

	Net income per share of common stock: Basic	Net income per share of common stock: Diluted
	Yen	Yen
Three months ended June 30, 2003	60.44	60.44
Full fiscal year ended March 31, 2003	96.22	96.22

2) Financial position

	Total Assets	Shareholder's equity	Shareholder's equity ratio	Shareholder's equity per share
	Millions of yen	Millions of yen	%	Yen
June 30, 2003	644,797	247,656	38.4	2,476.56
March 31, 2003	655,489	238,927	36.5	2,389.27

[Cash flows]

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
June 30, 2003	32,452	(16,519)	1,654	95,840
March 31, 2003	124,832	(56,553)	(1,999)	78,216

(Note)
Financial information for the fiscal year ended March 31, 2003 is presented on a basis that reflects the historical combined financial statements of NEC Electronics assuming that NEC Electronics had existed as a stand-alone company for periods prior to the corporate separation.

3. Targets for the fiscal year ending March 31, 2004

(Millions of yen)

	Net sales	Income before income taxes	Net income
Six months ending September 30, 2003	340,000	16,000	10,000
Full fiscal year ending March 31, 2004	705,000	44,000	26,000

(Note)
The targets discussed above were previously announced on June 16, 2003. NEC Electronics has no immediate plans to revise its interim and full-year targets for fiscal 2004, ending March 31, 2004, announced on June 16, 2003.

III. Combined Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2004 (Details)

1. Condensed combined statements of operations

(Millions of yen, millions of U.S. dollars)

	Three months ended June 30, 2003	(% of net sales)	Full fiscal year ended March 31, 2003	(% of net sales)	**Three months ended June 30, 2003**
Net sales	**JPY 169,723**	(100.0)	JPY 725,093	(100.0)	**$1,414**
Cost of sales	**113,863**	(67.1)	518,122	(71.5)	**949**
Selling, general and administrative expenses	**43,916**	(25.9)	176,768	(24.3)	**365**
Operating income	**11,944**	(7.0)	30,203	(4.2)	**100**
Non-operating income	**1,139**	(0.7)	4,112	(0.6)	**9**
Interest and dividends	**57**		377		**0**
Other	**1,082**		3,735		**9**
Non-operating expenses	**3,565**	(2.1)	19,225	(2.7)	**30**
Interest	**440**		2,211		**4**
Other	**3,125**		17,014		**26**
Income before income taxes	**9,518**	(5.6)	15,090	(2.1)	**79**
Income taxes	**3,998**	(2.3)	8,234	(1.2)	**33**
Minority interest in losses of combined subsidiaries	**(524)**	(-0.3)	(2,766)	(-0.4)	**(4)**
Net income	**JPY 6,044**	(3.6)	JPY 9,622	(1.3)	**$50**

(Note)

U.S. dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 120 yen.

2. Condensed combined balance sheets

(Millions of yen, millions of U.S.dollars)

	June 30, 2003	March 31, 2003	Increase (decrease)	**June 30, 2003**
Current assets	**JPY 290,558**	JPY 295,220	(JPY 4,662)	**$2,421**
Cash and cash equivalents	**95,840**	78,216	17,624	**799**
Notes and accounts receivable, trade	**90,648**	123,857	(33,209)	**755**
Inventories	**78,070**	77,077	993	**651**
Other current assets	**26,000**	16,070	9,930	**216**
Long-term assets	**354,239**	360,269	(6,030)	**2,952**
Investments	**9,574**	8,144	1,430	**80**
Property, plant and equipment	**283,075**	289,004	(5,929)	**2,359**
Other assets	**61,590**	63,121	(1,531)	**513**
Total assets	**JPY 644,797**	JPY 655,489	(JPY 10,692)	**$5,373**
Current liabilities	**JPY 197,719**	JPY 216,877	(JPY 19,158)	**$1,648**
Short-term borrowings and current portion of long-term debt	**29,226**	27,440	1,786	**244**
Notes and accounts payable, trade	**109,729**	127,455	(17,726)	**914**
Other current liabilities	**58,764**	61,982	(3,218)	**490**
Long-term liabilities	**194,414**	194,375	39	**1,620**
Long-term debt	**94,131**	94,345	(214)	**784**
Accrued pension and severance costs	**100,283**	100,030	253	**836**
Minority shareholders' equity in combined subsidiaries	**5,008**	5,310	(302)	**41**
Common stock	**50,000**	50,000	-	**417**
Additional paid-in capital	**216,744**	216,744	-	**1,806**
Retained earnings	**7,716**	1,672	6,044	**64**
Accumulated other comprehensive income (loss)	**(26,804)**	(29,489)	2,685	**(223)**
Total shareholder's equity	**247,656**	238,927	8,729	**2,064**
Total liabilities and shareholder's equity	**JPY 644,797**	JPY 655,489	(JPY 10,692)	**$5,373**
Interest-bearing debt (In millions of yen)	**JPY 123,357**	JPY 121,785	JPY 1,572	**$1,028**
Shareholder's equity ratio (%)	**38.4%**	36.5%	1.9%	
D/E ratio (Times)	**0.50**	0.51	(0.01)	
Breakdown of accumulated other comprehensive income (loss)				
Foreign currency translation adjustments	**5,437**	4,944	493	**45**
Minimum pension liability adjustments	**(33,707)**	(34,919)	1,212	**(281)**
Unrealized gains (losses) on marketable securities	**1,406**	486	920	**12**
Unrealized gains (losses) on derivatives	**60**	-	60	**1**

(Note)

U.S. dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 120 yen.

3. Condensed combined statements of cash flows

(Millions of yen, millions of U.S. dollars)

	Three months ended June 30, 2003	Full fiscal year ended March 31, 2003	Three months ended June 30, 2003
I. Cash flows from operating activities			
Net income	JPY 6,044	JPY 9,622	$50
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	18,336	88,414	153
(Increase) decrease in notes and accounts receivable	33,883	(20,495)	282
(Increase) decrease in inventories	(749)	15,756	(6)
Increase (decrease) in notes and accounts payable	(22,828)	26,747	(190)
Other, net	(2,234)	4,788	(19)
Net cash provided by operating activities	32,452	124,832	270
II. Cash flows from investing activities			
Proceeds from sales of property, plant and equipment	399	7,022	3
Additions to property, plant and equipment	(9,272)	(63,153)	(77)
Proceeds from sales of marketable securities	79	325	1
Purchase of marketable securities	-	(673)	-
Other, net	(7,725)	(74)	(64)
Net cash used in investing activities	(16,519)	(56,553)	(137)
Free cash flows	15,933	68,279	133
III. Cash flows from financing activities			
Net proceeds from (repayments of) borrowings	1,350	(2,673)	11
Other, net	304	674	3
Net cash provided by (used in) financing activities	1,654	(1,999)	14
Effect of exchange rate changes on cash and cash equivalents	37	(637)	-
Net increase in cash and cash equivalents	17,624	65,643	147
Cash and cash equivalents at beginning of period	78,216	12,573	652
Cash and cash equivalents at end of period	JPY 95,840	JPY 78,216	$799

(Note)

U.S. dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 120 yen.

IV. Business Results

1. First quarter of the fiscal year ending March 31, 2004 (three months ended June 30, 2003)

NEC Electronics Corporation was established as a separate entity from NEC Corporation on November 1, 2002, as a dedicated semiconductor manufacturer specializing in non-DRAM semiconductor solutions.

War in Iraq and the spread of severe acute respiratory syndrome (SARS) briefly led to instability in the global economy during the first quarter of fiscal 2004, ended June 30, 2003. Both crises, however, began to settle, allowing a return to relative stability in the global economy despite some lingering uncertainty. Although consumer spending remained lackluster and capital expenditure declined in the United States over concerns regarding the war with Iraq, the U.S. economy managed to achieve positive growth overall. In Japan, widespread business restructuring led to an improvement in corporate earnings, while the IT industry regained strength centered on strong sales of mobile handsets, digital cameras and DVD products. Despite these bright spots, the overall Japanese economy continued to remain in the doldrums due to protracted deflation and anxiety over the direction of the U.S. economy, exacerbated by historically low stock prices (although the prices have been recovering, to some degree, in recent months) and other factors.

NEC Electronics recorded first-quarter combined net sales of 169.7 billion yen, as a result of strong performance from semiconductors for mobile handsets and digital audio visual (AV) equipment. Operating income was 11.9 billion yen, the result of net sales growth coupled with efforts to improve cost efficiency. Income before income taxes was 9.5 billion yen, while net income was 6.0 billion yen.

On July 24, 2003, NEC Electronics achieved its goal of a listing on the Tokyo Stock Exchange. The public offering that accompanied the listing raised 93.7 billion yen in new capital, helping NEC Electronics secure a financial base to tackle rivals head-on in the global semiconductor market.

In light of current conditions, NEC Electronics has no immediate plans to revise its interim and full-year targets for fiscal 2004, ending March 31, 2004, announced on June 16, 2003.

2. Breakdown of net sales by end-market applications

	Three months ended June 30,2003	% of net sales	Full fiscal year ended March 31, 2003	% of net sales
	Millions of yen	%	Millions of yen	%
Communications	35,773	21.1	97,002	13.4
Computing and Peripherals	27,283	16.1	125,901	17.4
Consumer Electronics	18,058	10.6	147,127	20.3
Automotive and Industrial	22,928	13.5	80,109	11.0
Multi-market ICs	22,188	13.1	84,465	11.6
Discrete, Optical, and Microwave Devices	29,927	17.6	117,971	16.3
Other	13,566	8.0	72,518	10.0
	169,723	100.0	725,093	100.0

Communications

Net sales: 35.7 billion yen

Net sales of semiconductors for communications applications were 35.7 billion yen in the first quarter. This application area encompasses semiconductors for routers, mobile-phone base stations and other broadband networking equipment, as well as semiconductors for mobile handsets.

The introduction of new mobile phone models for the Japanese domestic market, increased production volume of third-generation (3G) mobile devices, and other factors spurred robust growth of system LSI and system memory products for communications applications.

Computing and peripherals

Net sales: 27.2 billion yen

Net sales of semiconductors for computing and peripheral applications totaled 27.2 billion yen in the first quarter. This application area covers semiconductors for servers, workstations, personal computers (PCs) and PC peripherals.

LCD driver-ICs used in color LCD monitors for PCs experienced weak demand during the first quarter. However, a higher installation rate of rewritable DVD drives in new PCs increased system LSI shipments used for those drives, resulting in strong growth of computing and peripherals overall.

Consumer electronics

Net sales: 18.0 billion yen

Net sales of semiconductors for consumer electronics applications were 18.0 billion yen in the first quarter. This area includes semiconductors for digital AV equipment and game consoles.

Despite a favorable performance by semiconductors for digital AV equipment, such as digital cameras, demand for semiconductors used in game consoles dropped sharply.

Automotive and industrial equipment

Net sales: 22.9 billion yen

Net sales of semiconductors for automotive and industrial applications totaled 22.9 billion yen in the first quarter. This application area includes semiconductors used in automobiles and industrial systems, including medical equipment.

Healthy sales of microcontrollers for car audio systems supported a strong sales of semiconductors for automotive and industrial applications overall.

Multi-market ICs

Net sales: 22.1 billion yen

Net sales of multi-market ICs totaled 22.1 billion yen. This field covers general-purpose microcontrollers, gate arrays, and multi-purpose SRAMs.

Although sales of low-end microcontrollers were stable, gate array and system memory shipments continued to struggle.

Discrete, optical and microwave devices

Net sales: 29.9 billion yen

First-quarter net sales of discrete, optical and microwave devices were 29.9 billion yen. This application area includes discrete devices for diodes and transistors, and optical semiconductors, such as semiconductor lasers for optical communications equipment and semiconductors for optical storage devices. This area also encompasses microwave semiconductors for mobile handsets and other applications.

Sales of discrete semiconductors and compounds were strong in the first quarter.

Other

Net sales: 13.5 billion yen

Other net sales in the first quarter totaled 13.5 billion yen. Sales categorized under other consist mainly of sales of color LCDs and other products marketed by NEC Electronics' sales subsidiaries on a consignment basis. These sales are not part of NEC Electronics' core operations, and has contracted substantially in scope since April 2003.

Cautionary Statements:

The statements in this press release with respect to the plans, strategies and forecasts of NEC Electronics Corporation and its subsidiaries (collectively "NEC Electronics") are forward-looking statements involving risks and uncertainties. NEC Electronics cautions in advance you that

actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC Electronics' markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC Electronics' products and services in the marketplace; NEC Electronics' ability to continue to win acceptance of its products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the projected results forecast.

The information contained in this press release may fall within the definition of "Material Information" under Paragraph 2, Article 166 of the Securities and Exchange Law of Japan. If you (and directors or employees of your company if the content of this report comes to their knowledge in connection with their duties) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:00 am on August 1, 2003 (JST)), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duties) may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of NEC Electronics before the time of Publication.

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